UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 811-08270

(check one):   [  ] Form 10-K and Form 10-KSB
     [  ] Form 10-Q and Form   10-QSB
               [  ] Form 20-F       [  ]  Form 11-
K      [  ] Form N-SAR
               [x ] Form N-CSR


For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR


For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rainier Investment Management Mutual Funds
Full Name of Registrant

-------------------------
Former Name if Applicable

601 Union Street, Suite 2801
Address of Principal Executive Office (Street and Number)

Seattle, WA 98101
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.
(Check box if appropriate)

[x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-
F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the


subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]

(c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K,
20-F, IO-Q and Form IO-QSB, N-SAR, N-CSR, or other transition report or portion thereof, could not be filed within the prescribed period.

This is the Registrant's initial annual filing under Form N-CSR. Additional time is needed to evaluate rules and requirements, especially the new changes/requirements (for example Item 6 and 9) on Form N-CSR.


PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to
contact in regard to this notification

Rita Dam                         (626) 914-7366

(Name)                      (Area Code)
(Telephone Number)

(2)  Have all other periodic reports required
under section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of  the
Investment Company Act of 1940 during the
preceding 12 months (or for such shorter period
that the registrant was required to file such
reports), been filed. If answer is no, identify
report(s).
      [x ] YES     [ ] NO
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [ ] YES      [x ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rainier Investment Management Mutual Funds
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


             Date:6/9/04          By:   /S/ RITA DAM